UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 000-27974

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel 54030, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Attached hereto as Exhibit 99.1 are the audited, consolidated financial statements of Cimatron Ltd. (the “Registrant”) for the year ended December 31, 2012 (the “2012 Audited Financial Statements”), as well as (i) the report on the 2012 Audited Financial Statements by the Registrant’s independent public auditor, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (the “Independent Auditor”), dated March 6, 2013 (the “Auditor’s Report”) and (ii) the auditors’ report on the consolidated financial statements of Cimatron Gibbs, LLC, the Registrant’s wholly-owned subsidiary (the “Subsidiary”) for the year ended December 31, 2012 by the Subsidiary’s independent public auditor, Lucas, Horsfall, Murphy & Pindroh, LLP (the “Subsidiary’s Independent Auditor”), dated February 22, 2013 (the “Subsidiary’s Auditor’s Report”), upon which the Independent Auditor has relied in conducting its audit of the Registrant.

Attached hereto as Exhibit 99.2 is the Registrant’s management’s discussion and analysis of the Registrant’s financial results for the three year period ended December 31, 2012.

Attached hereto as Exhibit 99.3 is the consent of the Independent Auditor to the incorporation by reference of the Auditor’s Report on the 2012 Audited Financial Statements in (i) the Registrant’s registration statement on Form F-3, SEC File Number 333-161781, filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2009 (the “Form F-3”), and (ii) the Registrant’s registration statements on Form S-8, SEC File Number 333-12458, and Form S-8, SEC File Number 333-140809 (the “Forms S-8”, and, together with the Form F-3, the “Registration Statements”).

Attached hereto as Exhibit 99.4 is the consent of the Subsidiary’s Independent Auditor to the incorporation by reference of the Subsidiary’s Auditor’s Report in the Registration Statements.

This Report on Form 6-K (this “Report”) is hereby filed by the Registrant with the SEC for the purpose of incorporating by reference this Report (including all exhibits hereto) in the Registration Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED

By:	/s/ Ilan Erez
Ilan Erez
Chief Financial Officer

Dated: March 6, 2013

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1
Audited, consolidated financial statements of Cimatron Ltd. for the year ended December 31, 2012, including (i) report of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu thereon and (ii) report of Lucas, Horsfall, Murphy & Pindroh, LLP on the consolidated financial statements of Cimatron Gibbs, LLC, a wholly-owned subsidiary of Cimatron Ltd.

99.2	Management’s discussion and analysis of Cimatron Ltd.’s financial results for the three year period ended December 31, 2012.

99.3
Consent of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu to the incorporation by reference of its report on Cimatron Ltd.’s 2012 audited, consolidated financial statements in Cimatron Ltd.’s  (i) registration statement on Form F-3, SEC File Number 333-161781, filed with the SEC on September 8, 2009 and (ii) registration statements on Form S-8, SEC File Number 333-12458, and Form S-8, SEC File Number 333-140809 ((i) and (ii) collectively, the “Registration Statements”).

99.4	Consent of Lucas, Horsfall, Murphy & Pindroh, LLP to the incorporation by reference of its report on the consolidated financial statements of Cimatron Gibbs, LLC in the Registration Statements.